Trade Link Wholesalers Inc.

300 Brickstone Square, Suite 201

Andover, Massachusetts, 01810

Phone: (978) 662-5252

Fax:   (978) 662-5201

April 15, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:   Mr. John Stickel, Attorney Advisor

Dear Sirs:

Re:      Trade Link Wholesalers Inc.  - Registration Statement on Form S-1

            Amendment No. 2 - File No. 333-164488

Further to your letter dated March 29, 2010 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.  The financial statements should be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

We have included in our Registration Statement the updated financial statements for the three months ended January 31, 2010.

2.  Please provide a currently dated signed consent from the independent registered public accounting firm in the amendment.

We have provided the currently dated signed consent as required.

Risk Factors, page 7

3.  Please include a risk factor discussing the fact that the funds held during pendency of the offering may be subject to creditors’ claims.

We have included the required risk factor.

Plan of Distribution, page 17

4. Please remove the language that "If any of the above material changes occur, a new offering may be made by means of a post-effective amendment" since post effective amendments may not be used to do a new offering.

We have removed this language.

Liquidity and Capital Resources, page 21

5. Please revise this section to provide sufficient detail about your near and long term capital sources and uses.

We have updated this section as required.

Our Business, page 24

6. Please revise to discuss your existing and planned relationship with wheel manufacturers.

We have revised this section as required.

Summary Compensation Table, page 2

7. We note your response to our prior comment number 18; however, we continue to believe that the amounts paid to Ms. Gaubina should be reported in the Summary Compensation Table. Please note in this regard that all compensation paid to a principle executive officer "for all services rendered in all capacities to the registrant" must he reported under Item 402 of Regulation S-K, You may include an explanatory note regarding her consulting services arrangement.

We have updated the Summary Compensation Table as required.

Exhibit 5.1 filed January 22, 2010

8. Please revise to remove assumption (ii) or limit it to factual matters only.

We have removed the assumption (ii).

Best regards,

/s/ Natalia Gaubina

Natalia Gaubina, President